15046168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68304

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Latour Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 Broadway, 10th Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Colpron, CFO of Latour Trading LLC — 212-219-6075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Faucon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Latour Trading LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL C CAUCHI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6270133
Qualified in Kings County
My Commission Expires 10/15/16

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

LATOUR TRADING LLC

CONTENTS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Latour Trading LLC

We have audited the accompanying statement of financial condition of Latour Trading LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Latour Trading LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP
New York, New York
February 19, 2015

LATOUR TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS	
Cash	$ 4,619,881
Receivable from clearing brokers	294,538,846
Securities owned, at fair value	683,711,090
Other assets	1,196,147
	$ 984,065,964
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold, not yet purchased, at fair value	$ 919,450,018
Accounts payable and accrued expenses	3,869,660
Due to Tower Research Capital LLC	2,898,445
Total liabilities	926,218,123
Member's equity	57,847,841
	$ 984,065,964

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Latour Trading LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). On January 31, 2014, Tower Research Capital Investments LLC, the parent from the inception of the Company until that date, assigned all of the issued and outstanding limited liability company interests of the Company to Tower Research Capital LLC. The Company's operations consist primarily of proprietary trading in, but not limited to, exchange-traded funds ("ETFs"), equities and futures in the United States. The Company trades for is own account and is a market-maker on NYSE Arca, Inc. ("Arca").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, including Arca, which is its designated examining authority ("DEA") as of December 31, 2014. On April 1, 2014, the Company changed its DEA from CBOE Stock Exchange, LLC ("CBSX") to Arca.

The Company transacts business only for its own account and not for the account of any customers.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day. Futures contracts traded on a national securities exchange are valued at the last sales price at December 31, 2014.

1. Nature of business and summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Exchange Rebates

The Company routes orders to national securities exchanges. Those exchanges charge fees for certain orders and provide rebates for others as described in each exchange's fee schedule. This amount represents an excess of such rebates earned by the Company over such fees charged to the Company in the aggregate across all exchanges. During 2014, the Company incurred $60,073,782 of fees and received $66,595,102 of exchange rebates, resulting in total net exchange rebates of $6,521,320.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's Parent remains subject to income tax audits for the period after 2011.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

2. Fair value measurements (continued)

The following table presents information about the Company's securities owned, at fair value and securities sold, not yet purchased, at fair value as of December 31, 2014:

		Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2014
Assets (at fair value)		
Total investments in securities		
ETFs	$	640,792,055
Common Stocks		42.919.035
Total	$	**683,711,090**
Liabilities (at fair value)		
Total securities sold short		
Common Stocks	$	617,619,687
ETFs		301,830,331
Total	$	**919,450,018**

3. Futures contracts

The Company is subject to equity and commodity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the fair value of equities or other futures contracts. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by an Futures Commission Merchant ("FCM"), the Company is exposed to counterparty risk related to the viability of the FCM.

Futures contracts are carried at fair value. Fair value for exchange traded futures is based on quoted market prices. Unrealized gains of $3,159,865 and unrealized losses of $4,464,878 for level 1 futures are included in the receivable from clearing brokers balance on the Statement of Financial Condition. Unrealized gains and losses in futures are netted against each other and the net amount of $1,305,013 in futures transactions is included in the receivable from clearing brokers at December 31, 2014. The Company's futures trading activities expose it to certain risks, such as price fluctuations, volatility risk, credit risk, and changes in the liquidity of markets. On the other hand, these activities are often hedges against risks in other financial instruments in which the Company has positions.

3. Futures contracts (continued)

At December 31, 2014, the Company held the following futures contracts:

	Long exposure		Short exposure	
	Notional amounts	Number of contracts	Notional amounts	Number of contracts
Futures contracts	$ 571,576,980	4,553	$ 286,982,050	1,346

The Company's gains related to futures trading activities for the year ended December 31, 2014, in accordance with accounting standards related to futures instruments are $947,440,070. These gains are not representative of the Company's overall results because many of the Company's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. These gains are included in principal transactions in the Statement of Operations.

4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 under the alternative standard. Since the company is a market maker, based on the number of markets it makes, it is subject to having minimum net capital of $1,000,000. Beginning in 2013, the Company has elected to operate under paragraph (a)(6) of the rule and has agreed with its clearing firm to maintain a minimum net liquidating balance of $35,000,000. At December 31, 2014, the Company's net capital was $56,535,340, which was $55,535,340 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Receivable from clearing brokers

The amounts receivable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in Receivable from clearing brokers in the Statement of Financial Condition include cash, net amounts receivable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due from brokers have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2014, the amount reflected in Receivable from clearing brokers is primarily from one broker.

7. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. The Company does not consider itself to be at risk with respect to its cash balances.

8. Contingencies

The staff of the SEC Division of Enforcement is conducting an informal investigation relating primarily to the Company's use of intermarket sweep orders. This investigation began in November 2013 and, as of February 19, 2015, is ongoing. The staff has informed the Company that it is contemplating recommending enforcement action in this matter. Any such action could also include claims against individuals. The Company and its Chief Executive Officer are also the subjects of CBSX and BATS Exchange, Inc. investigations relating to the same subject matter, which are on hold pending completion of the SEC investigation. As of the date hereof, the sanctions that could be sought and the amount of any fine or penalty involved in any potential enforcement actions are not known and cannot reasonably be estimated.

9. Legal settlement

On September 17, 2014, the Company entered into a settlement with the SEC and consented to the entry of an order that found that the Company violated the net capital rule and the recordkeeping and financial reporting rules for broker-dealers from at least January 2010 through at least December 2011. In connection with the settlement, Latour was censured and paid a $16,000,000 penalty.

10. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, office and administrative support services, travel expenses, and other employee related expenses. In addition, the Company pays a system maintenance fee and a fixed dedicated line fee to the Parent, which is calculated monthly. For the year ended December 31, 2014, the total fees charged by the Parent were $4,822,802, which is reflected on the Statement of Operations. As of December 31, 2014, $484,853 is due to the Parent related to these expenses, which is included in due to Parent amount on the Statement of Financial Condition.

The Company has entered into a contract, with the Parent, which provides for a portion of the Company's profits to be paid as an incentive fee. The annual incentive fee paid to the Parent begins at 17% of profits generated by the Company and increases upon meeting certain thresholds. During the year ended December 31, 2014, the Company incurred $40,538,031 of this expense, which is reflected in the Statement of Operations as incentive fee. At December 31, 2014, a related payable of $2,413,592 was included in due to Parent amount on the Statement of Financial Condition.

11. Employee benefit plan

The Company co-sponsors a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company makes a matching contribution to the Plan at the discretion of the Parent. During the year ended December 31, 2014, there was a $74,719 contribution to the Plan.

12. Subsequent events

The Company made a $2,000,000 distribution to its Parent in January 2015. The Company also made a $2,000,000 distribution to its Parent in February 2015.